UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the notice, proxy statement and proxy card of Scorpio Bulkers Inc. (the “Company”) for the Company’s 2020 Annual Meeting of Shareholders scheduled to be held on April 3, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated: March 9, 2020
	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer

Exhibit 99.1

March 9, 2020
TO THE SHAREHOLDERS OF SCORPIO BULKERS INC.
Enclosed is a notice of the 2020 annual meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Bulkers Inc. (the “Company”), which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on April 3, 2020 at 9:00 a.m. local time, the Company’s proxy statement and certain other related materials.  These materials may be found at http://www.edocumentview.com/SALT.
At the Meeting, Shareholders will consider and vote upon the following proposals:
1.	to elect three Class A Directors to serve until the 2023 annual meeting of Shareholders (“Proposal One”);
2.	to ratify the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2020 (“Proposal Two”);
3.
to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to effect a reverse stock split of the Company’s issued common shares at a ratio of not less than one-for-four and not more than one-for-ten, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement the reverse stock split by filing the amendment to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”);

4.
subject to the Shareholders’ approval of Proposal Three and the Board’s implementation of the reverse stock split, to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to reduce the Company’s total authorized share capital, such that the aggregate number of authorized common shares available for issuance immediately following the reverse stock split shall be reduced to a number that is equal to 1.50 times the Company’s current number of authorized common shares, as adjusted by the applicable reverse stock split ratio implemented by the Board, with the exact number to be determined by the Board, or any duly constituted committee thereof, taking into account the reverse stock split ratio, and to authorize the Board to effect the reduction in authorized share capital by filing the amendment to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Four”); and

5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required to adopt the proposals: (1) adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election; (2) adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting; and (3) adoption of Proposal Three and Proposal Four requires the affirmative vote of a majority of all outstanding shares entitled to attend and vote at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting.  If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.    YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON MARCH 2, 2020.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

/s/ Emanuele Lauro
Emanuele Lauro
Chairman and Chief Executive Officer

Monaco	New York
Le Millenium, 9, Boulevard Charles III, Monaco MC 98000	150 East 58th Street - New York, NY 10155, USA
Tel: +377 9798 5715	Tel: +1 646 432 1675

e-mail & website: info@scorpiobulkers.com
www.scorpiobulkers.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
March 9, 2020
NOTICE IS HEREBY given that the 2020 annual meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Bulkers Inc. (the “Company”) will be held on April 3, 2020 at 9:00 a.m. local time, at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 for the following purposes, of which proposals one, two, three and four are more completely set forth in the accompanying proxy statement:
1.	to elect three Class A Directors to serve until the 2023 annual meeting of Shareholders;

2.	to ratify the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2020;

3.
to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to effect a reverse stock split of the Company’s issued common shares at a ratio of not less than one-for-four and not more than one-for-ten, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement the reverse stock split by filing the amendment to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands;

4.
subject to the Shareholders’ approval of proposal three and the Board’s implementation of the reverse stock split, to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to reduce the Company’s total authorized share capital, such that the aggregate number of authorized common shares available for issuance immediately following the reverse stock split shall be reduced to a number that is equal to 1.50 times the Company’s current number of authorized common shares, as adjusted by the applicable reverse stock split ratio implemented by the Board, with the exact number to be determined by the Board, or any duly constituted committee thereof, taking into account the reverse stock split ratio, and to authorize the Board to effect the reduction in authorized share capital by filing the amendment to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands; and

5.	to transact other such business as may properly come before the Meeting or any adjournment thereof.

The Board has fixed the close of business on March 2, 2020 as the record date for the determination of the Shareholders entitled to receive this notice of Meeting and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting.  If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.    YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON MARCH 2, 2020.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

This notice of Meeting, the proxy statement and certain other related materials may be found at http://www.edocumentview.com/SALT.

BY ORDER OF THE BOARD

/s/ Fan Yang
Fan Yang
Secretary

March 9, 2020
Monaco

SCORPIO BULKERS INC.
LE MILLENIUM, 9, BOULEVARD CHARLES III, MONACO MC 98000
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 3, 2020
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
General
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Scorpio Bulkers Inc., a Marshall Islands corporation (the “Company”), for use at the 2020 annual meeting (the “Meeting”) of holders of common shares of the Company (the “Shareholders”) to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on  April 3, 2020 at 9:00 a.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Meeting.  This proxy statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting on or about March 9, 2020.  These materials may be found at http://www.edocumentview.com/SALT.
Voting Rights and Outstanding Shares
On March 2, 2020 (the “Record Date”), the Company had issued and outstanding 72,476,958 common shares, par value $0.01 per share.  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each of the Company’s common shares then held. One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Company’s common shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned signed without instructions will be voted FOR the proposals set forth on the notice of Meeting.
The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “SALT.”
Revocability of Proxies
A Shareholder may revoke its proxy at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date (not later than the Meeting date), or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company currently has eight directors divided into three classes.  As provided in the Company’s Amended and Restated Articles of Incorporation, as amended, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.  The terms of the Company’s Class A Directors expire at the Meeting.  The terms of the newly elected Class A Directors will expire at the Company’s 2023 annual meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the common shares authorized thereby FOR the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position

Emanuele A. Lauro	41	Class A Director
Roberto Giorgi	69	Class A Director
Thomas Ostrander	69	Class A Director

Emanuele A. Lauro, Director
Emanuele A. Lauro, the Company’s co-founder, has served as the Company’s Chairman and a Class A Director since April 2013 and as Chief Executive Officer since July 2013. Mr. Emanuele Lauro has also served as Chairman and Chief Executive Officer of Scorpio Tankers Inc. (NYSE: STNG) since its initial public offering in April 2010, and of Hermitage Offshore Services Ltd. (NYSE: PSV) since December 2018. He also served as director of the Standard Club from May 2013 to January 2019. Mr. Emanuele Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 250 vessels in 2019. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.

Roberto Giorgi, Director
Roberto Giorgi has served as a Class A Director of the Company since the closing of its initial public offering in December 2013. In addition, Mr. Giorgi has served as Chairman of Fraser Yachts’ Advisory Committee since January 2020, where he also served as Chairman between September 2014 and December 2019, and as a committee member of Skuld P&I Club since June 2013.  From 2014 to 2015, he served as Honorary President and member of the Group Executive of V.Ships, the world’s largest ship management company. From 1988 to 2014, Mr. Giorgi held various roles within V.Ships, including President of V.Ships Ship Management, Managing Director of V.Ships New York, head of V.Ships Leisure in the cruise sector, and head of V.Ships’ ship management operation from its Monaco office. From 2008 to 2010, Mr. Giorgi also served as President of InterManager, the international trade association for third-party and in-house ship managers, whose members between them are responsible for approximately 3,700 ships and more than 200,000 crew members. Prior to joining the V.Ships Group, he attended the San Giorgio Nautical College in Genoa (1964 – 1969) and sailed from Deck Cadet to First Officer with Navigazione Alta Italia, Italian Line and Sitmar Cruises. Before joining the merchant marine, he spent one year (1970 – 71) in the Naval Academy of Leghorn and sailed with the Italian Navy as Lieutenant.
Thomas Ostrander, Director
Thomas Ostrander has served as a Class A Director of the Company since January 2016.  From 2013 to 2015, Mr. Ostrander served as Chief Financial Officer of U.S. Alliance Paper Inc., a privately held business involved in consumer tissue converting and marketing in the eastern half of the United States. From 2011 to 2013, he served as a Managing Director at GCA Savvian, a global investment bank. From 2006 to 2008, Mr. Ostrander served as a Managing Director and Sector Head in the Industrial Group at Banc of America Securities. From 1989 to 2006, he held various roles within Citigroup (legacy Salomon Brothers), where he was most recently Chairman of the Global Industrial Group for North America. Prior to that, he was the Co-head then Head of the Global Industrial Group for North America and the Co-Head of the Global Industrial Group. From 1976 to 1989, he served in various roles, including as a Managing Director, and he was a member of the Board of Directors of New York based Kidder Peabody & Co., where he also was Co-Founder and Co-Head of Equity Capital Markets. Furthermore, Mr. Ostrander was a Director of Westmoreland Coal Company for over 12 years, where he served as Chairman of the Corporate Governance Committee and was a member of the Audit, Compensation and Benefits, Finance and Nominating Committees. Mr. Ostrander has an MBA from Harvard Business School and an AB from the University of Michigan in Economics and Accounting.
Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the selection of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2020.

PricewaterhouseCoopers Audit has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.

Required Vote.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDIT AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020.  UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED
ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT

General
The Board has approved, and is hereby soliciting Shareholder approval of, an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, substantially in the form attached hereto as Exhibit I, to effect a reverse stock split of the Company’s issued common shares at a ratio of not less than one-for-four and not more than one-for-ten (“Amendment One”).  The par value of each common share will remain unchanged at one United States cent ($0.01) per common share. A vote FOR Proposal Three will constitute approval of Amendment One, providing for the combination, except as explained below with respect to fractional shares, of any number of the Company’s issued common shares between and including four and ten into one common share and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement the reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented.  If the Shareholders approve Proposal Three, the Board, or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing Amendment One with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of Proposal Three.  If implemented, the reverse stock split will become effective as of the beginning of the business day following the filing of Amendment One with the Registrar of Corporations of the Republic of the Marshall Islands.
The Board believes that Shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split.  If Shareholders approve Proposal Three, the reverse stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company’s and the Shareholders’ best interests at that time.  In connection with any determination to effect the reverse stock split, the Board, or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the range approved by the Shareholders.  These determinations will be made by the Board, or any duly constituted committee thereof, with the intention to create the greatest marketability of the Company’s common shares based upon prevailing market conditions at that time.
The Board reserves its right to elect not to proceed with, and abandon, the reverse stock split contemplated in this Proposal Three if it determines, in its sole discretion, that implementing the reverse stock split is not in the best interests of the Company and its Shareholders. If the Board elects not to proceed and abandons the reverse stock split, it will also abandon the reduction, if applicable, in the Company’s total authorized share capital contemplated in Proposal Four.
Purpose and Background of Reverse Stock Split
The purpose for seeking approval to effect the reverse stock split is to increase the market price of the Company’s common shares.  The Board may effect the proposed reverse stock split if it believes that a decrease in the number of common shares outstanding is likely to improve the market price for the Company’s common shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its Shareholders.

The Company believes that the increased market price for its common shares that is expected as a result of implementing the reverse stock split will improve the marketability and liquidity of the Company’s common shares and will encourage interest and trading in the Company’s common shares.  In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise the market price of its common shares to a level where its common shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher share price after a reverse stock split could alleviate this concern.
There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results.  There also can be no assurance that the price per common share immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split ratio, or that any increase will be sustained for any period of time.
Procedures for Exchange of Common Shares
As soon as practicable after the effective date of the reverse stock split, the Shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of common shares.
Shareholders holding common shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such Shareholders should surrender to the exchange agent certificates representing pre-split common shares in exchange for post-split common shares in book-entry form.  No new common shares will be issued to a Shareholder until such Shareholder has surrendered such Shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split common shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split common shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Shareholders holding common shares in book-entry form with the transfer agent need not take any action to receive post-split common shares or cash payment in lieu of any fractional share interest, if applicable. If a Shareholder is entitled to post-split common shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of common shares held following the reverse stock split.
Upon the reverse stock split, the Company intends to treat common shares held by Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose common shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding common shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered Shareholders for processing the reverse stock split and making payment for fractional shares. If a Shareholder holds common shares with a bank, broker or other nominee and has any questions in this regard, Shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares
No fractional shares will be created or issued in connection with the reverse stock split.  Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split common shares not evenly divisible by the number of pre-split common shares for which each post-split common share is to be exchanged, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the Shareholder would otherwise be entitled multiplied by the closing price of the common shares on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board, or any duly constituted committee thereof. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.
Required Vote
Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION, AS AMENDED, TO REDUCE THE COMPANY’S TOTAL AUTHORIZED SHARE CAPITAL, SUBJECT TO SHAREHOLDERS’ APPROVAL OF PROPOSAL THREE AND THE BOARD’S IMPLEMENTATION OF THE REVERSE STOCK SPLIT

The Board has approved, and is hereby soliciting Shareholder approval of, an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, substantially in the form attached hereto as Exhibit II, subject to the Shareholders’ approval of Proposal Three and the Board’s implementation of the reverse stock split, to reduce the Company’s total authorized share capital, in an exact amount to be determined by the Board, or any duly constituted committee thereof, such that the aggregate number of authorized common shares available for issuance immediately following the reverse stock split shall be reduced to a number equal to 1.50 times the Company’s current number of authorized common shares, as adjusted by the applicable reverse stock split ratio implemented by the Board, or any duly constituted committee thereof (“Amendment Two”). The number of authorized preferred shares will remain unchanged at Fifty Million (50,000,000), none of which are currently issued. If both Proposal Three and Proposal Four are approved by the Shareholders, and the Board determines to implement the reverse stock split, the aggregate authorized share capital of the Company will be reduced from Two Hundred and Sixty-Two Million Five Hundred Thousand (262,500,000) shares, consisting of Two Hundred and Twelve Million Five Hundred Thousand (212,500,000) common shares and Fifty Million (50,000,000) preferred shares, to a whole number between and including (A) Eighty-One Million Eight Hundred Seventy-Five Thousand (81,875,000) shares, consisting of Thirty-One Million Eight Hundred Seventy-Five Thousand (31,875,000) common shares and Fifty Million (50,000,000) preferred shares, if the reverse stock split is effected at a ratio of one-for-ten; and (B) One Hundred and Twenty-Nine Million Six Hundred Eighty-Seven Thousand Five Hundred (129,687,500) shares, consisting of Seventy-Nine Million Six Hundred Eighty-Seven Thousand Five Hundred (79,687,500) common shares and Fifty Million (50,000,000) preferred shares, if the reverse stock split is effected at a ratio of one-for-four.
If both Proposal Three and Proposal Four are approved by the Shareholders, and the Board determines to implement the reverse stock split, the Company will file Amendment Two with the Registrar of Corporations of the Republic of the Marshall Islands, and the reduction in the Company’s total authorized share capital will become effective upon the filing and effectiveness of Amendment Two.
Since the Company is not reducing the total authorized number of common shares under its Amended and Restated Articles of Incorporation, as amended, by the same ratio as the reverse stock split, the Company will have the ability to issue a greater percentage of its common shares in relation to its outstanding common shares after the reverse stock split than it currently has. The Company believes that the reduction strikes the appropriate balance between having an unnecessarily large number of common shares available for issuance as a result of the reverse stock split and having too few common shares available for issuance, thereby limiting the Company’s flexibility to, among other purposes, issue common shares to obtain additional funding.
If the Board elects not to proceed and abandons the reverse stock split contemplated in Proposal Three, it will also abandon the reduction in total authorized share capital contemplated in this Proposal Four.

Required Vote
Adoption of Proposal Four requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT THE REDUCTION IN THE COMPANY’S TOTAL AUTHORIZED SHARE CAPITAL, IF AND WHEN THE REVERSE STOCK SPLIT IS EFFECTED. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Okapi Partners LLC (“Okapi Partners”) as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the phone numbers listed below:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Toll Free: (855) 208-8901

ELECTRONIC DELIVERY

Shareholders can access documents related to the Meeting at: http://www.edocumentview.com/SALT.

EFFECT OF ABSTENTIONS

An “abstention” occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of directors for which the choice is limited to “for” or “withhold”).  Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal Two has been approved. Abstentions will have the effect of voting AGAINST Proposal Three and Proposal Four.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board

/s/ Fan Yang
Fan Yang
Secretary
March 9, 2020
Monaco

EXHIBIT I
If Proposal Three is adopted by the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting, Section “D” of the Company’s Amended and Restated Articles of Incorporation, as amended, may be amended and restated to include the following language in order to give effect to the reverse stock split of the Company’s common shares.
“D.  Effective with the commencement of business on [___________], 2020 [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Corporation has effected a one-for-[whole number between four and ten to be determined at the discretion of the Board of Directors] reverse stock split as to its issued common stock, pursuant to which the number of issued shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[__________] to $[__________], as adjusted for the cancellation of the fractional shares and which may be further adjusted for the cancellation of fractional shares, and the amount of $[__________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares is allocated to surplus.”

EXHIBIT II
Provided that the reverse stock split ratio determined by the Board is not less than one-for-four and not more than one-for-ten, if Proposal Four is adopted by the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting and the Company effects the reverse stock split contemplated in Proposal Three, Section “D” of the Company’s Amended and Restated Articles of Incorporation, as amended, shall be further amended (in addition to the amendment provided in Exhibit I) to effect the decrease in total authorized share capital, as follows:
“Concurrently with the effectiveness of the reverse stock split, effective [_______], 2020, the aggregate number of shares of stock that the Corporation is authorized to issue is [___________] ([___________]) registered shares, of which [___________] ([___________]) shall be designated common shares with a par value of one United States cent (U.S. $0.01) per share, and Fifty Million (50,000,000) shall be designated preferred shares with a par value of one United States cent (U.S. $0.01) per share. The Board of Directors shall have the authority to authorize the issuance from time to time of one or more classes of preferred shares with one or more series within any class thereof, with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereon as shall be set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such preferred shares.”

SCORPIO Bulkers

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically or by phone must be received by 1:00 a.m., Central Standard Time, on April 3, 2020.

Online
Go to **www.envisionreports.com/SALT** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada.

Save paper, time and money!
Sign up for electronic delivery at www.envisionreports.com/SALT

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE THREE NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSALS 2-4

1. Election of Directors:

	For	Withhold
01 - Emanuele Lauro	☐	☐
02 - Roberto Giorgi	☐	☐
03 - Thomas Ostrander	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

037JRC

2020 Annual Meeting Admission Ticket

2020 Annual Meeting of Shareholders of
Scorpio Bulkers Inc.

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Small steps make an impact.
Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/SALT

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Scorpio Bulkers Inc.

Notice of 2020 Annual Meeting of Shareholders

Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000
Proxy Solicited by Board of Directors for Annual Meeting — April 3, 2020

The undersigned shareholder hereby appoints Emanuele A. Lauro and Fan Yang, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Scorpio Bulkers Inc. that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before the 2020 Annual Meeting of Shareholders to be held at 9:00 am, local time, on April 3, 2020 at the Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

(Items to be voted appear on the reverse side.)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐